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cdalimonte@shearman.com	August 30, 2010
(212) 848-7257

Via EDGAR Transmission

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Health Grades, Inc.
Schedule 14D-9
Filed August 10, 2010
File No. 005-58765

Dear Ms. Kim:

On behalf of Health Grades, Inc. (“Health Grades”), set forth below are Health Grades’ responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 27, 2010, concerning Health Grades’ Schedule 14D-9 filed August 10, 2010 (as it may be amended, the “Schedule 14D-9”).  For your convenience, the responses follow the sequentially numbered Comments copied in boldface from your letter of August 27, 2010.

Item 4.  The Solicitation or Recommendation

Reasons for the Recommendation

1.              We note your response to comment three in our letter dated August 20, 2010.  Please revise to further clarify the first bullet point, since it is unclear how the issuer’s “current financial outlook” may have been a reason to recommend the Offer.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

We note the Staff’s comment and have revised the disclosure in the section entitled “Reasons for the Recommendation of the Board” accordingly.

Projected Financial Information, page 34

4.              We note your response to comment four in our letter dated August 20, 2010; however, we reissue our comment.  Please refer to Item 10(a)(2) and (e) of Regulation S-K.

We note the Staff’s comment and have revised the disclosure in the section entitled “Projected Financial Information” accordingly.

*  *  *  *  *

Health Grades acknowledged that Health Grades is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9.  Health Grades acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (212) 848-7257 or Peter D. Lyons at (212) 848-7666.

Very truly yours,

/s/ Christa A. D’Alimonte

Christa A. D’Alimonte

cc:                                Allen Dodge, Executive Vice President and Chief Financial Officer, Health Grades, Inc.

Douglas R. Wright, Faegre & Benson LLP

Peter D. Lyons, Shearman & Sterling LLP